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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                                   Impath Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45255G101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                     Mellon HBV Alternative Strategies LLC,
                   200 Park Avenue, Suite 3300, NY, NY 10166
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 10, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746     Potential persons who are to respond to the collection of
(11-02)      information contained in this form are not required to respond unless the form displays a currently valid OMB control number.






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                                       13D
===================
CUSIP No. 45255G101
===================

------------====================================================================
    1.      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).
            MELLON HBV ALTERNATIVE STRATEGIES LLC; IRS NO. 13-405-0836
------------====================================================================
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [   ]
------------====================================================================
    3.      SEC USE ONLY

------------====================================================================
    4.      SOURCE OF FUNDS (See Instructions)
            WC
------------====================================================================
    5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
------------====================================================================
                            7.       SOLE VOTING POWER
                                     990,200
      NUMBER OF        --------------===========================================
       SHARES               8.       SHARED VOTING POWER
    BENEFICIALLY                     0
      OWNED BY         --------------===========================================
        EACH                9.       SOLE DISPOSITIVE POWER
     REPORTING                       990,200
    PERSON WITH        --------------===========================================
                            10.      SHARED DISPOSITIVE POWER
                                     0
------------====================================================================
    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            990,200
------------====================================================================
    12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                          [   ]

------------====================================================================
    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.0%
------------====================================================================
    14.     TYPE OF REPORTING PERSON (See Instructions)
            IA
------------====================================================================

                                Page 2 of 4 Page




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Items 1. Security and Issuer.

                  This statement relates to 990,200 shares (the "Shares") of the common stock, par value $0.01 per share (the "Common Stock"), of Impath Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 521 West 57th Street, New York, NY 10019.

Item 2. Identity and Background

                  This statement is being filed by Mellon HBV Alternative Strategies LLC (the "Reporting Person"). Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 3300, New York, NY 10166-3399. The Reporting Person serves as investment adviser of Mellon HBV Master Rediscovered Opportunities Fund L.P., Mellon HBV Capital Partners L.P., Mellon HBV Master Multi-Strategy Fund L.P., Mellon HBV Special Situations Fund L.P., Axis RDO Ltd., and HFR DS Performance Master Trust (collectively the "Clients"). The shares were acquired for the accounts of the Clients, none of whom has an interest that relates to more than 5% of the outstanding Common Stock.

                  During the last five years the Reporting Person, or, to the best of its knowledge, any of its directors or executive officers has not been
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                  The source of funds used for the purchase of the Common Stock consists of working capital of the Clients. The aggregate amount of funds required to purchase the Common Stock is $2,051,825.37. No funds were borrowed to purchase any shares of the Common Stock.

Item 4.  Purpose of Transaction.

                  The Reporting Person acquired the Shares for investment purposes and not for the purpose of acquiring control of the Company. The Reporting Person believes, however, that the Company's current refinancing plans in bankruptcy will eliminate the Company's equity value because the DIP agreement requires a fire sale of the Company's core assets. The Reporting Person has proposed that an Equity Committee be formed to seek an alternative restructuring plan that would allow the equity holders participation in the post-reorganization value of the Company. The Reporting Person is willing to serve on such Equity Committee. In connection with the proposal to form an Equity Committee, the Reporting Person has engaged, and, in the future, may engage, in conversations with other shareholders of the Company or its directors and/or officers. In the course of such conversations, the Reporting Person may advocate or support a particular course of action with respect to the reorganization of the Company or the sale of its assets. The Reporting Person may make additional acquisitions of shares of the Common Stock, or may dispose of all or a portion of the Shares, consistent with its ongoing investment decisions. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.



                                Page 3 of 4 Page



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Item 5. Interest in Securities of the Issuer.

                  (a) As of October 15, 2003, Report Person beneficially owned in the aggregate 990,200 shares of the Common Stock, representing approximately 6.0% of the outstanding common stock of the Company (based on the number of shares outstanding as of March 31, 2003, as reported in the Company's 10Q for the fiscal quarter ended March 31, 2003, the most recent available).

                  (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose and to direct the disposition of the Common Stock.

                  (c) Information with respect to all transactions in the shares of the Common Stock beneficially owned by the Reporting Person which were effected during the past sixty days is set forth in Exhibit 1 attached hereto and incorporate herein by reference.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  Exhibit 1 Table containing information with respect to open-market transactions in the shares of Common Stock by Mellon HBV Alternative Strategies LLC during the past sixty days.


Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2003
                                          Mellon HBV Alternative
                                          Strategies LLC, a Delaware
                                          Limited Liability Company

                                          By:   /s/ Edward A. Schinik
                                                -------------------------------

                                          Edward A. Schinik
                                          Chief Financial Officer




                                Page 4 of 4 Page